UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	Videocon d2h Limited (the “Company”) wishes to inform you that, the members of the Company have passed the special resolution for transfer, sell, hive-off or otherwise dispose off, assign, convey and deliver or cause to be sold, assigned, transferred and delivered, the Company’s non-core business of infra support services (including set top boxes, dish antenna, and related services), subject to, and upon the Scheme of Arrangement between the Company and Dish TV India Limited being made effective, and such infra support services business becoming part of the merged entity – Dish TV Videocon Limited (“Dish TV Videocon”), from Dish TV Videocon to its wholly owned subsidiary, Dish Infra Services Private Limited, through postal ballot by requisite majority on September 29, 2017 and the result of postal ballot along with the scrutinizer report is available at the website of the Company i.e. http://ir.videocond2h.com.

2.	The Board of Directors of the Company, on September 29, 2017, have allotted 39,99,984 Bonus Equity Shares (Earn-out Shares) to Global Eagle Acquisition LLC, in accordance with the resolution passed on September 4, 2017, pursuant to the Contribution Agreement entered into between the Company and Silver Eagle Acquisition Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman